Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 22, 2015, with respect to the balance sheet of Gannaway Web Holdings, LLC (dba Worldnow) as of December 31, 2014, and the related statements of income, preferred units and members’ deficit, and cash flows for the year then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus of Frankly Inc.

/s/ KPMG LLP
New York, New York
November 10, 2016